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                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                                   (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b)and(c)AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2(b)
                             (Amendment No. ________)(1)

                       Wave Technologies International, Inc.
                                  (Name of Issuer)

                       Common Stock, $.50 par value per share
                           (Title of Class of Securities)

                                    94352Q 10 9
                                   (CUSIP Number)




(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 94352Q 10 9              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Radnor Venture Partners, L.P. 23-2512278

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  / x /
                                                  (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                     165,000

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                165,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     165,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.1%

12.  TYPE OF REPORTING PERSON*

     PN


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CUSIP NO. 94352Q 10 9              13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Radnor Venture Management Company 23-2535212

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  / x /
                                                  (b) /   /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                     165,000

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER                165,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     165,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.1%

12.  TYPE OF REPORTING PERSON*

     PN


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Item 1 (a)  Name of Issuer:

Wave Technologies International, Inc.

Item 1 (b)  Address of Issuer's Principal Executive Offices:

10845 Olive Boulevard, Suite 250
St. Louis, MO 63141

Item 2 (a)  Name of Person Filing:

(1) Radnor Venture Partners, L.P.
(2) Radnor Venture Management Company

Item 2 (b)  Address of Principal Business Office:

800 The Safeguard Building
435 Devon Park Drive
Wayne, PA 19087

Item 2 (c)  Citizenship:

(1)  Delaware
(2)  Delaware


Item 2 (d)  Title of Class of Securities:

Common Stock, $.50 par value per share

Item 2 (e)  CUSIP Number:

94352Q 10 9

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

            (a)  /  / Broker or dealer registered under Section 15 of
                      the Act.

            (b)  /  / Bank as defined in Section 3(a)(6) of the Act.

            (c)  /  / Insurance Company as defined in Section 3(a)(19)
                      of the Act.

            (d)  /  / Investment Company registered under Section 8 of the Investment Company Act of 1940.

            (e)  /  / Investment Adviser registered under Section 203
                      of the Investment Advisers Act of 1940.

            (f)  /  / Employee Benefit Plan, Pension Fund which is
                      subject to the provisions of the Employee
                      Retirement Income Security Act of 1974 or
                      Endowment Fund; see 13d-1(b)(1)(ii)(F).

            (g)  /  / Parent Holding Company, in accordance with Rule
                      13d-1(b)(ii)(G); see Item 7.

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            (h)  /  / Group, in accordance with Rule 13d-
                      1(b)(1)(ii)(H).

Not applicable

Item 4      Ownership:

(a)  Amount Beneficially Owned:

     165,000 shares of Common Stock

(b)  Percent of Class:

     4.1%

(c)  Number of shares as to which such person has:

     (i)    sole power to vote or to direct the vote:

            0

     (ii)   shared power to vote or to direct the vote:

            165,000

     (iii)  sole power to dispose or to direct the disposition of:

            0

     (iv)   shared power to dispose or to direct the disposition of:

            165,000

Radnor Venture Management Company ("RVMC") is the general partner of Radnor Venture Partners, L.P. RVMC is managed and controlled by its executive committee which currently consists of 7 persons.

Item 5      Ownership of Five Percent or Less of a Class:

This filing is being made to report less than a 5% ownership.

Item 6      Ownership of More than Five Percent on Behalf of Another
            Person:

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8      Identification and Classification of Members of the Group:

Radnor Venture Partners, L.P. and Radnor Venture Management Company are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9      Notice of Dissolution of Group:

Not applicable


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Item 10     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.

                              RADNOR VENTURE PARTNERS, L.P.
                              By Radnor Venture Management Company, its general partner

                              By:  /s/ Robert E. Keith, Jr.
                                   ------------------------------
                                   Robert E. Keith Jr.
                                   Managing Director
Dated:  February 9, 1998


                              RADNOR VENTURE MANAGEMENT COMPANY


                              By:  /s/ Robert E. Keith, Jr.
                                   ------------------------------
                                   Robert E. Keith Jr.
                                   Managing Director

Dated:  February 9, 1998